SCHEDULE 13D
                                 (Rule 13d-101)

          INFORMATION TO BE INCLUDED IN STATEMENTS TO BE FILED PURSUANT
            TO RULE 13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13D-2(a)

                               (Amendment No. 1)*

                               PIVOTAL CORPORATION
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                                (Name of Issuer)


                           Common Shares, No par value
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                         (Title of Class of Securities)


                                    72581R106
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                                 (CUSIP Number)



                                 Eric Rosenfeld
                     c/o Crescendo Partners II L.P. Series V
                           350 Park Avenue, 4th Floor
                            New York, New York 10022
                            Telephone: (212) 319-7676
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          (Name, Address and Telephone Number of Persons Authorized to
                       Receive Notices and Communications)


                                  July 1, 2003
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             (Date of Event which Requires Filing of this Statement)


If filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box:

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information that would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

---------------------------                                   ------------------

CUSIP NO. 72581R106                   SCHEDULE 13D             PAGE 2 OF 6 PAGES

---------------------------                                   ------------------

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1         NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

          CRESCENDO PARTNERS II, L.P. SERIES V

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2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A
          GROUP (SEE INSTRUCTIONS)                                         (a) X
                                                                           (b)

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3         SEC USE ONLY

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4         SOURCE OF FUNDS (SEE INSTRUCTIONS)

          WC
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5         CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) OR 2(e)

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6         CITIZENSHIP OR PLACE OF ORGANIZATION

          DELAWARE
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                           7      SOLE VOTING POWER

                                  2,773,550 SHARES
                           -----------------------------------------------------
  NUMBER OF
   SHARES                  8      SHARED VOTING POWER
BENEFICIALLY
  OWNED BY                        -0-
    EACH                   -----------------------------------------------------
  REPORTING
   PERSON                  9      SOLE DISPOSITIVE POWER
    WITH
                                  2,773,550 SHARES
                           -----------------------------------------------------

                           10     SHARED DISPOSITIVE POWER

                                  -0-
--------------------------------------------------------------------------------

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          2,773,550 SHARES
--------------------------------------------------------------------------------

12        CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES (SEE INSTRUCTIONS)
--------------------------------------------------------------------------------

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          10.88 %
--------------------------------------------------------------------------------

14        TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

          PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------------                                   ------------------

CUSIP NO. 72581R106                   SCHEDULE 13D             PAGE 3 OF 6 PAGES

---------------------------                                   ------------------

--------------------------------------------------------------------------------

1         NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

          CRESCENDO INVESTMENTS II, LLC

--------------------------------------------------------------------------------

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A
          GROUP (SEE INSTRUCTIONS)                                         (a) X
                                                                           (b)
--------------------------------------------------------------------------------

3         SEC USE ONLY

--------------------------------------------------------------------------------

4         SOURCE OF FUNDS (SEE INSTRUCTIONS)

          AF
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5         CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) OR 2(e)

--------------------------------------------------------------------------------

6         CITIZENSHIP OR PLACE OF ORGANIZATION

          DELAWARE
--------------------------------------------------------------------------------

                           7      SOLE VOTING POWER

                                  2,773,550 SHARES
NUMBER OF                  -----------------------------------------------------
SHARES
BENEFICIALLY               8      SHARED VOTING POWER
OWNED BY
 EACH                             -0-
REPORTING                  -----------------------------------------------------
PERSON
 WITH                      9      SOLE DISPOSITIVE POWER

                                   2,773,550 SHARES
                           -----------------------------------------------------

                           10     SHARED DISPOSITIVE POWER

                                  -0-
--------------------------------------------------------------------------------

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           2,773,550 SHARES
--------------------------------------------------------------------------------

12        CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          (SEE INSTRUCTIONS)
--------------------------------------------------------------------------------

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          10.88 %
--------------------------------------------------------------------------------

14        TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

          OO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------------                                   ------------------

CUSIP NO. 72581R106                   SCHEDULE 13D             PAGE 4 OF 6 PAGES

---------------------------                                   ------------------

--------------------------------------------------------------------------------

1         NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

          ERIC ROSENFELD

--------------------------------------------------------------------------------

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A
          GROUP (SEE INSTRUCTIONS)                                         (a) X
                                                                           (b)

--------------------------------------------------------------------------------

3         SEC USE ONLY

--------------------------------------------------------------------------------

4         SOURCE OF FUNDS (SEE INSTRUCTIONS)

          PF
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5         CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) OR 2(e)

--------------------------------------------------------------------------------

6         CITIZENSHIP OR PLACE OF ORGANIZATION

          UNITED STATES
--------------------------------------------------------------------------------

                           7      SOLE VOTING POWER

                                   2,773,550 SHARES (does not include
                                   40,000 shares subject to unvested options)
NUMBER OF                  -----------------------------------------------------
SHARES
BENEFICIALLY               8      SHARED VOTING POWER
OWNED BY
 EACH                             -0-
REPORTING                  -----------------------------------------------------
PERSON
 WITH                      9      SOLE DISPOSITIVE POWER

                                   2,773,550 SHARES (does not include
                                    40,000 shares subject to unvested options)
                           -----------------------------------------------------

                           10     SHARED DISPOSITIVE POWER

                                  -0-
--------------------------------------------------------------------------------

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           2,773,550 SHARES (does not include 40,000 shares subject
           to unvested options)
--------------------------------------------------------------------------------

12        CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          (SEE INSTRUCTIONS)
--------------------------------------------------------------------------------

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          10.88%
--------------------------------------------------------------------------------

14        TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

          IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

     The Schedule 13D filed by Crescendo Partners II, L.P. Series V ("Crescendo Partners II"), Crescendo Investments II, LLC ("Crescendo Investments II") and Eric Rosenfeld ("Rosenfeld", and together with Crescendo Partners II and Crescendo Investments II, collectively referred to as the "Reporting Persons") with respect to ownership of the common shares, no par value ("Common Shares"), of Pivotal Corporation (the "Issuer") with the U.S. Securities and Exchange Commission on May 15, 2003 (the "Prior Schedule") is hereby amended to furnish additional information set forth herein All capitalized terms not otherwise defined shall have the meanings ascribed to such terms in the Prior Schedule.

ITEM 4.  PURPOSE OF TRANSACTION
         ----------------------

     Item 4 is hereby amended to add the following:

     On July 1, 2003, Rosenfeld became a director of the Issuer. While Rosenfeld is a director of the Issuer, neither he nor any of the other Reporting Persons will take any actions with respect to the Issuer or the Common Shares that would not be consistent with Rosenfeld's duties as a director.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER
         ------------------------------------

     Item 5 is hereby amended to add the following:

     On July 1, 2003, upon becoming a director of the Issuer, Rosenfeld was granted options (the "Options") to purchase 40,000 Common Shares under the Issuer's Incentive Stock Option Plan. The Options are exercisable at a price of US$ 1.00 per share for a period of ten years, vesting as to 25% of the Common Shares after one year, and the balance vesting as to 12 1/2% of the Common Shares every six months thereafter. Rosenfeld is not deemed to have a beneficial ownership in the Common Shares underlying the Options except as to vested Options commencing 60 days prior to the vesting date for each tranche of the underlying Common Shares.

                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



     Dated: July 2, 2003



                                        CRESCENDO PARTNERS II, L.P. SERIES V

                                          By: Crescendo Investments II, LLC

                                        By:  /s/ Eric Rosenfeld
                                             -----------------------------------
                                               Name: Eric Rosenfeld
                                               Title: Senior Managing member



                                        CRESCENDO INVESTMENTS II, LLC



                                        By:  /s/ Eric Rosenfeld
                                             -----------------------------------
                                               Name: Eric Rosenfeld
                                               Title: Senior Managing Member



                                        /s/ Eric Rosenfeld
                                        ----------------------------------------
                                        ERIC ROSENFELD


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